UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                    FORM 6-K


                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                For the quarterly period ended September 30, 2000


                           MILLENIUM SEACARRIERS, INC.
             (Exact name of Registrant as specified in its charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                                 Cayman Islands
                 (Jurisdiction of incorporation or organization)

                                c/o Ugland House
                               South Church Street
                          Grand Cayman, Cayman Islands
                    (Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

              Form 20-F         |X|     Form 40-F           |_|

 (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

              Yes     |_|               No       |X|

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_______ )

                           MILLENIUM SEACARRIERS, INC.

      REPORT ON FORM 6-K FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 2000

                                      INDEX

PART I                                                                                                    PAGE
                                                                                                          ----
Item 1.  Financial
         Information.........................................................................................3
                           Consolidated Balance Sheets as of September 30, 2000
                                    and December 31, 1999....................................................3
                           Unaudited Consolidated Statements of Operations
                                    for the three-month periods ended September 30, 2000 and 1999 and the nine-month periods ended September 30, 2000 and 1999.............4
                           Unaudited Consolidated Statements of Cash Flows
                                    for the nine-month periods ended September 30, 2000
                                    and 1999.................................................................5
                           Consolidated Statement of Shareholders' Equity/(Deficiency)
                                    for the year ended December 31, 1999 and nine-month
                                    period ended September 30, 2000 (unaudited)..............................6
                           Notes to Consolidated Financial Statements........................................7

         Item 2.           Management's Discussion and Analysis of Financial Condition and
                           Results of Operations for the three and nine-month periods ended
                           September 30, 2000...............................................................12

PART II           Other Information.........................................................................17

Item 1.  Legal Proceedings..................................................................................17
Item 2.  Changes in Securities..............................................................................17
Item 3.  Defaults Upon Senior Securities....................................................................17
Item 4.  Submission of Matters to a Vote of Security Holders................................................18
Item 5.  Other Information..................................................................................18
Item 6.  Exhibits and Reports on Form 6-K...................................................................18
Signature...................................................................................................18

                                     PART I

ITEM 1. FINANCIAL INFORMATION
-----------------------------

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                        CONSOLIDATED BALANCE SHEETS AS OF
              SEPTEMBER 30, 2000 (UNAUDITED) AND DECEMBER 31, 1999

                           (Expressed in U.S. Dollars)

                                                                   SEPTEMBER 30,
                                                                       2000
ASSETS                                                              (UNAUDITED)          DECEMBER 31, 1999
------
CURRENT ASSETS
Cash and cash equivalents                                     $           636,761    $          6,903,645
Restricted cash                                                         7,741,283               4,827,135
                                                                 ------------------      ------------------
                                                                        8,378,044              11,730,780
Receivables :
   Voyages                                                                794,314                 516,763
   Claims and other                                                       953,407                 324,564
Inventories and prepaid expenses                                        1,479,783               1,479,206
                                                                 ------------------      ------------------
          TOTAL CURRENT ASSETS                                         11,605,548              14,051,313
                                                                 ------------------      ------------------

FIXED ASSETS
Vessels, net of accumulated depreciation of
$10,670,951 and $7,164,750 at September 30, 2000 and
December 31, 1999, respectively                                        86,350,563              93,484,950
Other, net of accumulated depreciation                                    136,032                 138,337
                                                                 ------------------      ------------------
          TOTAL FIXED ASSETS                                           86,486,595              93,623,287

Other assets                                                            5,037,598               5,012,248
                                                                 ------------------      ------------------

TOTAL ASSETS                                                  $       103,129,741    $        112,686,848
                                                                 ==================      ==================

LIABILITIES AND SHAREHOLDERS'
-----------------------------
EQUITY/(DEFICIENCY)
-------------------

CURRENT LIABILITIES

Trade accounts payable                                        $         6,145,149    $          5,705,471
Accrued liabilities                                                     5,820,578               8,632,155
Charter revenue received in advance                                     1,037,042                 504,290
                                                                 ------------------      ------------------
          TOTAL CURRENT LIABILITIES                                    13,002,769              14,841,916
Notes                                                                  96,461,261              96,069,637
                                                                 ------------------      ------------------
          TOTAL LIABILITIES                                           109,464,030             110,911,553
                                                                 ------------------      ------------------

Commitments and contingencies

SHAREHOLDERS' EQUITY
Common stock and paid in capital                                       22,900,000              22,900,000
Warrants                                                                1,200,000               1,200,000
Accumulated deficit                                                   (30,434,289)            (22,324,705)
                                                                 ------------------      ------------------
          TOTAL SHAREHOLDERS' EQUITY/(DEFICIENCY)                      (6,334,289)              1,775,295
                                                                 ------------------      ------------------
TOTAL LIABILITIES AND SHAREHOLDERS'
EQUITY/(DEFICIENCY)                                           $       103,129,741    $        112,686,848
                                                                 ==================      ==================

    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
         FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2000,
        AND FOR THE THREE AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 1999

                           (Expressed in U.S. Dollars)

                                          THREE-MONTH         THREE-MONTH          NINE-MONTH          NINE-MONTH
                                          PERIOD ENDED        PERIOD ENDED        PERIOD ENDED        PERIOD ENDED
                                         SEPTEMBER 30,       SEPTEMBER 30,        SEPTEMBER 30,       SEPTEMBER 30,
                                              2000                1999                2000                1999
 REVENUE
 Freight and hire from voyages        $      10,744,397   $      10,368,323   $       31,331,823   $      26,528,828
 Voyage expenses                             (1,244,160)           (944,657)          (3,828,632)         (1,556,371)
 Commissions                                   (414,456)           (432,479)          (1,165,512)         (1,189,328)
                                        -----------------   -----------------   ------------------  ------------------
           NET REVENUE                        9,085,781           8,991,187           26,337,679          23,783,129
                                        -----------------   -----------------   ------------------  ------------------

 EXPENSES
 Vessel operating expenses                    4,891,069           4,412,932           14,263,159          13,109,992
 Management fees                              1,284,833           1,021,201            3,959,430           2,459,143
 General and administrative                   1,028,518             199,501            1,613,149             497,689
 Depreciation and amortization                1,632,271           1,921,421            4,820,158           5,217,987
 Loss on sale/disposal of vessel                253,037           2,017,759              253,037           2,017,759
                                        -----------------   -----------------   ------------------  ------------------
                                              9,089,728           9,572,814           24,908,933          23,302,570

                                        -----------------   -----------------   ------------------  ------------------
       OPERATING (LOSS)/INCOME                   (3,947)           (581,627)           1,428,746             480,559
                                        -----------------   -----------------   ------------------  ------------------

 OTHER INCOME / (EXPENSE)
 Interest expense                            (3,223,812)         (3,196,743)          (9,643,208)         (9,478,421)
 Other income/(expense)                          23,219              (5,921)             104,878             535,213
                                        -----------------   -----------------   ------------------  ------------------
                                             (3,200,593)         (3,202,664)          (9,538,330)         (8,943,208)
                                        -----------------   -----------------   ------------------  ------------------

 LOSS BEFORE INCOME TAXES                    (3,204,540)         (3,784,291)          (8,109,584)         (8,462,649)
 INCOME TAX PROVISION                                                     -                                        -
                                        -----------------   -----------------   ------------------  ------------------
 NET LOSS                             $      (3,204,540)   $     (3,784,291)   $      (8,109,584)  $      (8,462,649)
                                        =================   =================   ==================  ==================

 LOSS PER SHARE, BASIC AND DILUTED             $ (0.34)            $ (0.40)             $ (0.85)            $ (0.89)
                                        =================   =================   ==================  ==================


    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
   FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2000 AND SEPTEMBER 30, 1999

                           (Expressed in U.S. Dollars)

                                                                         NINE-MONTH PERIOD      NINE-MONTH PERIOD
                                                                           ENDED SEPTEMBER        ENDED SEPTEMBER
                                                                                  30, 2000               30, 1999
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss                                                             $          (8,109,584)  $         (8,462,649)

Adjustments to reconcile loss to net cash provided by operating activities:
   Loss on sale of vessel                                                          253,037              2,017,759
   Depreciation and amortization                                                 4,820,158              5,217,987
   Amortization of bond discount and deferred financing costs                      901,728                855,310
Changes in operating assets and liabilities
   Decrease/(Increase) in Receivables                                             (248,947)                80,266
   Increase in Inventories and prepaid expenses                                       (577)              (884,052)
   (Decrease)/Increase in Trade accounts payable                                  (172,299)            (1,482,708)
   Decrease in Accrued liabilities                                              (2,811,577)            (1,250,311)
   Deferred dry-docking and special survey                                      (1,303,409)              (851,208)
   Increase in Charter revenue received in advance                                 532,752                350,106
                                                                        -----------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                                           (6,138,718)            (4,409,500)
                                                                        -----------------------------------------

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of vessels                                                                      -            (23,615,000)
Additions to vessels                                                                     -               (605,222)
Proceeds from sale of vessel                                                     2,826,803              1,498,353
Purchase of other fixed assets                                                     (40,821)              (103,646)
                                                                        -----------------------------------------
NET CASH PROVIDED BY / (USED IN) INVESTING ACTIVITIES                            2,785,982            (22,825,515)
                                                                        -----------------------------------------

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from working capital facility                                                   -                250,000
Repayment of Proceeds from working capital facility                                      -               (250,000)
Escrow account and restricted cash                                              (2,914,148)            26,707,374
                                                                        -----------------------------------------
NET CASH (USED IN) / PROVIDED BY FINANCING ACTIVITIES                           (2,914,148)            26,707,374
                                                                        -----------------------------------------

(DECREASE)/INCREASE IN CASH AND CASH EQUIVALENTS                                (6,266,884)               527,641
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                                 6,903,645              5,736,645
                                                                        -----------------------------------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD                           $             636,761  $           5,209,004
                                                                        =========================================

SUPPLEMENTARY CASH FLOW INFORMATION

Interest paid                                                        $          11,641,080  $          11,445,018
                                                                        =========================================


    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

          CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY/(DEFICIENCY)
                    FOR THE YEAR ENDED DECEMBER 31, 1999 AND
         FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2000 (UNAUDITED)

                           (Expressed in U.S. Dollars)




                                          COMMON STOCK
                                          AND PAID-IN                        ACCUMULATED
                                            CAPITAL          WARRANTS          DEFICIT            TOTAL
BALANCE JANUARY 1, 1999                     $ 22,900,000      $ 1,200,000    $ (3,526,869)    $ 20,573,131

Net Loss for the year ended
December 31, 1999                                                             (18,797,836)     (18,797,836)

                                        ----------------- ---------------- ----------------  ---------------

BALANCE DECEMBER 31, 1999                     22,900,000        1,200,000     (22,324,705)       1,775,295

Net Loss for the nine-month period
ended September 30, 2000 (unaudited)                                           (8,109,584)      (8,109,584)

                                        ----------------- ---------------- ----------------  ---------------
BALANCE SEPTEMBER 30, 2000                  $ 22,900,000      $ 1,200,000    $(30,434,289)   $(6,334,289)
                                        ================= ================ ================  ===============



    The accompanying notes are an integral part of these financial statements

                  MILLENIUM SEACARRIERS, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                            (Expressed in US Dollars)


1.  BUSINESS INFORMATION

On March 10, 1998, Millenium Seacarriers, Inc. ("Millenium") was formed (the "Formation") to directly hold the capital stock of a group of subsidiaries (collectively the "Company") each of which owns one of Millenium's vessels. These consolidated financial statements give effect to the Formation pursuant to which all of Millenium subsidiaries became wholly owned subsidiaries of Millenium. Millenium owns and operates a fleet of dry-bulk carriers, primarily of Handy-size type. As of September 30, 2000, the Company's fleet consisted of 19 vessels, with an aggregate tonnage of 532,126 dwt.

The Company is registered and incorporated in the Cayman Islands. Its principal business is the acquiring, upgrading and operating of vessels. Millenium conducts its operations through its subsidiaries whose principal activity is the operation and ownership of dry-bulk vessels that will be under the exclusive management of Millenium Management, Inc. ("MMI") and the sub-management of Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.


2.  BASIS OF FINANCIAL STATEMENT PRESENTATION AND ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. All inter-company balances and transactions have been eliminated upon consolidation. For a description of significant accounting policies, see the Notes to the consolidated financial statements in the 1999 Form 20-F annual report.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities at the date of the consolidated financial statements, and the stated amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

REVENUE AND EXPENSE RECOGNITION

Revenue and expenses resulting from each voyage or time charter are accounted for on the accrual basis and are recognized in the income statement on the percentage of completed voyage basis. Chartered revenue received in advance is recorded as a liability until charter services are rendered.

Operating expenses comprise all expenses relating to the operation of the vessels, including crewing, repairs, and maintenance, insurance premiums, stores and lubricants, and miscellaneous expenses, including communications. Voyage expenses comprise all expenses relating to particular voyages, including bunkers, port charges, canal tolls and agency fees.

COMPREHENSIVE INCOME

The Company has no components of comprehensive income, and as a result, comprehensive income is equal to net income (loss) for all periods presented.

INCOME TAXES

The countries of the vessel-owning companies' incorporation do not impose taxes on international shipping income. Minor registration and tonnage taxes must be paid annually and have been included in the vessels' operating expenses in the accompanying consolidated statements of operations. Pursuant to the Internal Revenue Code of the United States (the Code), U.S. source income from the international operations of ships is generally exempt from

U.S. tax if the company operating the ships meets certain requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. citizens and U.S. corporations and must be more than 50% owned by individuals who are resident, as defined, in such country or another foreign country that grants an equivalent exemption to U.S. citizens and U.S. corporations. At September 30, 2000 the Company had met the requirement for exemption from U.S. income tax.

FOREIGN CURRENCIES

The Company's functional currency is the U.S. dollar. Certain of the expenses which are denominated in foreign currencies are remeasured into U.S. dollars at exchange rates prevailing at the date of the transaction. Resulting exchange gains and/or losses on settlement are included in operating expenses in the accompanying consolidated statement of operations.

BASIC AND DILUTED LOSS PER ORDINARY SHARE

Basic and diluted loss per ordinary share have been computed by dividing net loss by the average number of outstanding ordinary shares (9,500,000) following the formation of the Company. There are also 500,000 warrants outstanding to acquire 500,000 shares of common stock for $0.01 per share. Assumed exercise of these warrants has been excluded from the calculation of loss per common share as the effect of such exercise would be antidilutive.

CASH AND CASH EQUIVALENTS AND ESCROW ACCOUNTS

The Company considers time deposits or other certificates purchased with an original maturity of three months or less to be cash equivalents. Restricted cash includes deposits made towards contingencies and vessel upgrades, and also includes proceeds from the sale of a vessel in 1999 and proceeds from insurance for the total loss of a vessel in 2000, all of which have been placed in a restricted Escrow account under the governing rules of the Indenture.

RECEIVABLES

Voyage receivables include balance freights and demurrages, contested charterers hire deductions, advances to agents and unsubstantiated charterers deductions in respect of vessels' disbursements at the various ports of call.
Claims and other receivables principally represent claims arising from hull and machinery damages, or other insured risks, which have been submitted to insurance underwriters and insurance adjusters or are currently being compiled.

INVENTORIES AND PREPAID EXPENSES

Inventories consist of bunkers, lubricants, spares and stores on board the Company's vessels at the balance sheet date. Inventories are stated at the lower of cost or market value. Cost is determined on a first-in, first-out method. Inventories and prepaid expenses as of September 30, 2000 and December 31, 1999 were $1,479,783 and $1,479,206 respectively.

FIXED ASSETS

Vessels, net is stated at cost less accumulated depreciation. Vessels are depreciated on a straight-line basis over their estimated remaining useful lives, based on cost less scrap value. The useful lives have been estimated to be 30 years from completion of construction. Depreciation is calculated on a straight-line basis by reference to the vessels' cost, age and scrap value as estimated at the date of acquisition which is $150 per ton.

OTHER ASSETS

Other assets include dry-docking, special survey and debt issue costs. Dry-docking and special survey costs are deferred and amortized over the estimated period to the next scheduled dry-docking or survey, which are generally, two and a half years and five years, respectively. The amortization of dry-docking and special survey costs are included in amortization in the accompanying consolidated statement of operations and amounted to $300,846 in the quarter ended September 30, 2000 and $221,235 in the quarter ended September 30, 1999.

Debt issue costs also include costs associated with the issuance of Notes and the acquisition of the Millenium subsidiaries. These deferred financing costs are amortized over the life of the Notes and is included in interest expense in the accompanying consolidated statement of operations (see Note 4).

ACCRUED LIABILITIES

Accrued liabilities primarily consists of accrued payroll, accrued interest and other accrued expenses. These liabilities at September 30, 2000 were, $1,477,032, $2,432,200 and $1,911,346 respectively, and at December 31, 1999 were $1,393,366, $5,330,600 and $1,908,189, respectively.


3.  FIXED ASSETS

Fixed assets consists of the Company's fleet of dry bulk carriers and other assets. Vessels owned by the Company are stated at cost, which comprises the vessels' contract price, capital improvements, direct delivery and acquisition expenses, and finance charges relating to the acquisition of vessels.

                                                             Balance at                 Balance at
                                                             ----------                 ----------
                                                         September 30, 2000         December 31, 1999
                                                         ------------------         -----------------
Vessels, at cost                                       $           97,021,514      $        100,649,700
Less : accumulated depreciation                                   (10,670,951)               (7,164,750)
                                                       ----------------------     ---------------------
Vessels, net                                           $           86,350,563     $          93,484,950
                                                       ======================     =====================
Other assets, at cost                                  $              216,055     $             175,234
Less : accumulated depreciation                                       (80,023)                  (36,897)
                                                       ----------------------     ---------------------
Other assets, net                                      $              136,032     $             138,337
                                                       ======================     =====================



4.  LONG-TERM DEBT

                                                                             SEPTEMBER 30,           DECEMBER 31,
LONG TERM DEBT IS AS FOLLOWS:                                                         2000                   1999
                                                                                      ----                   ----
12% First Priority Ship Mortgage Exchange Notes due 2005 (the
"Notes"). Interest on the Notes is payable semi-annually on January 15 and July 15 of each year, commencing January 15, 1999, at a rate of
12% per annum on the accreted value. The Notes will mature on July 15,
2005 and will be redeemable, in whole or part, at the option of the
Company at any time on or after July 15, 2003.                                 $100,000,000           $100,000,000

Less : Unamortized portion of bond discount                                      (3,538,739)            (3,930,363)

                                                                        ------------------------------------------
Notes                                                                          $ 96,461,261           $ 96,069,637
                                                                        ==========================================

The gross bond discount of $4,607,000 at date of issuance is amortized using the effective interest method over the life of the Notes (7 years). Amortization recorded in connection with this discount is included in interest expense and amounted to $136,087 and $119,957 in the three-month periods ended September 30, 2000 and September 30, 1999, respectively, and $391,624 and $345,203 in the nine-month periods ended September 30, 2000 and September 30, 1999, respectively. The deferred financing costs amortized in connection with the debt issue is included in interest expense and amounted to $170,035 in each of the three-month periods ended September 30, 2000 and 1999, and $510,105 in each of the nine-month periods ended September 30, 2000 and 1999.

Semiannual interest payments are made on the Notes on January 15 and July 15 of each year commencing on January 15, 1999. Cash interest payments are made to holders of the Notes based on the Accreted Value of the Notes as defined in the Indenture.

The Notes are fully and unconditionally guaranteed (the "Subsidiary Guarantees"), jointly and severally, on a senior basis by each of the subsidiaries of Millenium (the "Subsidiary Guarantors"). The Notes are currently collateralized by First Priority Ship Mortgages on the Company's vessels. The Company's bonds are registered by the United States Securities & Exchange Commission pursuant to the United States Securities Act of 1933.

The indebtedness evidenced by the Notes constitutes a general secured senior obligation of the Company and is fully and unconditionally guaranteed by each of the subsidiaries of the Company and will rank PARI PASSU in right of payment with all future senior indebtedness of the Company and its subsidiary guarantors. The Indenture, pursuant to where the Notes were issued (the "Indenture"), contains certain covenants that among other things, limit the type and amount of additional indebtedness that may be incurred by the Company and imposes certain limitations on investments, loans and advances, sales or transfers of assets, dividends and other payments, the ability of the Company to enter into sale-leaseback transactions, certain transactions with affiliates and certain mergers, consolidations and purchases of assets, and amendments to security agreements. The Company is currently in compliance with the terms of the Indenture at September 30, 2000.


5.  RELATED PARTY TRANSACTIONS

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries and MMI. Under the Management Agreement, MMI acts as the fleet's technical manager and performs all commercial management functions, including arranging chartering, advising the Company on the purchase and sale of vessels and advising on obtaining insurance. As a technical manager, MMI (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for dry-dock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel depending on the vessel type. In addition, any visit to a vessel by a superintendent of MMI to evaluate and supervise any repairs, dry-docking or other activities will entitle MMI to expenses incurred and, from visits in excess of five days per annum per vessel, its expenses incurred and an amount equal to $550 for each additional day. As additional remuneration for its services, MMI receives commission of (i) 1.25% on all gross time charter revenue, (ii) 1.75% on all gross freight revenue,
(iii) 1% on the gross sale or purchase price of a vessel and (iv) 2% of insurance premiums for insurance placed, in each case as adjusted to reflect fluctuations in market rates and practices.

MMI has sub-contracted certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc., both affiliates of MMI.

The Company records the management fee paid to MMI in operating expenses. As of September 30, 2000, there is a payable to MMI which is reflected in Accrued liabilities, amounting to $7,075. During the three-month periods ended September 30, 2000 and 1999, respectively, the Company incurred management fees of $1,284,833 and $1,021,201 in connection with the aforementioned agreement.

6.  CONTINGENCIES

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

On March 28, 2000, an action was brought against the Company by Wayland Investment Fund, LLC ("WIF") in the United States District Court, Southern District of New York. In the First Amended Complaint filed on March 30, 2000, WIF claimed that it is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Notes. The factual basis alleged to underlie the proceeding concerns the calculation of interest due and owing on the 12% First Priority Ship Mortgage Notes. WIF makes three claims in the First Amended
Complaint: the first is for mutual mistake; the second is for breach of contract; and the third is for violations of Section 10(b) of the Exchange Act and Rule 10b-5. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Notes and that damages be paid in the amount of $517,263.16. WIF's second claim for relief is damages in the amount of $74,417,263.15. WIF's third claim for relief is that damages be paid in the amount of $517,263.16. On April 19, 2000, the Company filed a Motion to Dismiss WIF's second claim and answered WIF's first and third claims.

On or about July 13, 2000, WIF filed a Second Amended Complaint repeating the claims in its First Amended Complaint and adding a fourth claim for common law fraud and a fifth claim for negligent misrepresentation. The Second Amended Complaint changes the allegation concerning WIF's beneficial ownership; the lawsuit now alleges that WIF is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Exchange Notes. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Exchange Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Exchange Notes and that damages be paid in the amount of $605,801.34. WIF's second claim for relief is damages in the amount of $74,505,801.34. WIF's third claim for relief is that damages be paid in the amount of $605,801.34. WIF's fourth claim for relief is that damages be paid in the amount of $605,801.34. WIF's fifth claim for relief is that damages be paid in the amount of $605,801.34. On or about July 27, 2000, the Company made a Motion to Dismiss WIF's third, fourth, and fifth claims for relief and answered WIF's first claim. By agreement of the parties, the Company's Motion to Dismiss the second claim for relief in the First Amended Complaint was treated as a motion to dismiss the second claim for relief in the Second Amended Complaint.

On or about August 22, 2000, WIF consented to the withdrawal of its fifth claim for relief for negligent misrepresentation and agreed not to seek to replead such claim. On or about August 31, 2000, the Company agreed to withdraw without prejudice that portion of its Motion to Dismiss the third and fourth claims for relief in the Second Amended Complaint. By decision dated September 7, 2000, the Court granted the Company's Motion to Dismiss the second claim for relief in the Second Amended Complaint for breach of contract.

On November 13, 2000, the Company and WIF entered into a settlement agreement and a stipulation dismissing all of the claims in the action in their entirety, without prejudice. Costs associated with this settlement agreement are reflected in General and Administrative expenses.


7.       SUBSEQUENT EVENT

In October 2000, the Company acquired the motor vessel ADAMAS (ex ADAMAS) at a purchase price of $2,200,000,which was paid out of collateral.

ITEM 2:  MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
-------  -----------------------------------------------------------------------
OF OPERATIONS FOR THE THREE AND NINE MONTH PERIODS ENDED SEPTEMBER 30, 2000
---------------------------------------------------------------------------


GENERAL
-------


The Company is an international shipping company that owns and operates a fleet of drybulk carriers, primarily Handysize (generally classified as being in the 20,000-49,000 deadweight-ton range) drybulk carriers. As of September 30, 2000, the Company's fleet consisted of 19 vessels totalling 532,126 deadweight-tons.

The Company was incorporated on March 10, 1998 in the Cayman Islands. The Company began operations on July 24, 1998, with five vessels and subsequently expanded its fleet to 21 vessels. All of these vessels were acquired from the net proceeds of an offering of Units ("Units") consisting of $100 million principal amount at maturity of Notes and $1.2 million of Warrants. The Company also received an equity contribution of $24 million from Millenium Management, Inc., MMI, the holder of 100% of the outstanding common stock of the Company. Subsequently, the fleet size was reduced to 19 vessels after the Company sold the Monica Marissa in September 1999, and disposed the Millenium Yama in a total constructive loss due to engine damage in July 2000.

The following benchmarks are used by the Company to measure revenues: (i) utilization as an index that indicates vessel earning days (on the basis that 350 calendar days per year equals 100% utilization), and (ii) the average daily time charter equivalent (TCE) rate to analyze net revenues after commissions on the basis of 350-days utilization.

The following table sets forth certain statement of operations and other operating data for the Company.

                                             Three-month        Three-month          Nine-month          Nine-month
                                             ------------       ------------         -----------         ----------
                                            period ended       period ended        period ended        period ended
                                            -------------      -------------       -------------       ------------
                                           September 30,      September 30,       September 30,       September 30,
                                           --------------     --------------      --------------      -------------
                                                     2000               1999                2000               1999
                                                     ----               ----                ----               ----
Net Revenue                                   $ 9,085,781        $ 8,991,187         $26,337,679       $ 23,783,129
Vessel Operating Expenses                      (4,891,069)        (4,412,932)        (14,263,139)       (13,109,992)
Management Fees                                (1,284,833)        (1,021,201)         (3,959,430)        (2,459,143)
General and Administrative                     (1,028,518)          (199,501)         (1,613,149)          (497,689)
                                        ------------------  -----------------  ------------------   ---------------
Adjusted Earnings before Interest,
Tax, Depreciation and Amortization
(Adjusted EBITDA)                             $ 1,881,361        $ 3,357,553          $6,501,961         $ 7,716,305
                                        =================   ================   =================    ================
Average utilization                                 93.7%              97.8%               95.3%               96.2%
                                        =================   ================   =================    ================

Adjusted EBITDA consists of net income prior to deductions for interest expense, income taxes, other income or expense net, depreciation and amortization, and loss on sale-disposal of vessels. Adjusted EBITDA is not required by United States generally accepted accounting principles, and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows from operations as a measure of liquidity.


RESULTS OF OPERATIONS FOR THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2000 VS. SEPTEMBER 30, 1999

NET REVENUE

Net revenue for the three-month period ended September 30, 2000 was $9.1 million, compared to $9.0 million in the same 1999 period. The increase in net revenue was attributable to improving charter rates. However, the increase was offset by a reduction in fleet operating days of 1,773 days during the three-month period ended September 30, 2000 compared to fleet operating days of 1,909 days during the same 1999 period. This decrease in fleet operating days is attributed to a reduction in fleet size to 19 vesels compared to 21 vessels during the same quarter in 1999. The Monica Marissa was sold in September 1999 while the Millenium Yama suffered a total loss in the second quarter of 2000, thereby eliminating their revenue-streams. During the three-month period ended September 30, 2000, 83% of the Company's gross revenues were earned from period time charters compared to 95% in the same 1999 period. The fleet averaged an utilization rate of 93.7% during the period ended September 30, 2000. Contribution from freight income was higher during the period ended September 30,

2000 compared to the period ended September 30, 1999, due to an increase in spot voyages. However, net revenue was impacted due to comparatively higher voyage expenses in the quarter ended September 30, 2000 resulting from the costs associated with the current state of the bunker market.

During the quarter ended September 30, 2000, the Millenium Osprey, Millenium Condor, Millenium Falcon, Millenium Hawk, Millenium Eagle and the Millenium Raptor were on their long-term period contracts with Fednav International. The Millenium Harmony, the Millenium Aleksander, the Millenium Elmar, the Millenium Leader, the Millenium Trader, the Millenium Dawn, the Millenium Express, and the Millenium Amanda continue to be on their period charters which were contracted for in 1999. The Millenium Majestic remains on a short-term period charter. The Clipper Atlantic, Clipper Pacific, the Millenium Amethyst and the Millenium Golden Hind traded on the spot market during the entire quarter ended September 2000.

VESSEL OPERATING EXPENSES

Vessel operating expenses, excluding management fees and depreciation and amortization were $4.9 million for the three-month period ended September 30, 2000, compared to $4.4 million in the three-month period ended September 30, 1999. The quarter average vessel running costs for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications came to $2,759 per day compared to $2,312 per day during the comparable period a year ago.

MANAGEMENT FEES

Management fees incurred to MMI for contracted technical and commercial management services for the three-month period ended September 30, 2000 were $1.3 million, compared to $1.0 million in the corresponding period ended September 30, 1999.

Each of the Company's vessels receives management services from its equity shareholder MMI pursuant to a Management Agreement among the Company's vessel owning subsidiaries (the "Vessel Owning Subsidiaries") and MMI. Under the Management Agreement, MMI acts as the fleet's technical and commercial manager. As a technical manager, MMI, on behalf of the Vessel Owning Subsidiaries, (i) provides qualified officers and crews on board vessels, (ii) manages day-to-day vessel operations and maintains relationships with charterers, (iii) purchases on behalf of the Company stores, spares, supplies and equipment for vessels,
(iv) performs general vessel maintenance, subcontracts for drydock facilities for any major repairs and overhauls, (v) ensures regulatory and classification society compliance, (vi) performs vessel operational budgeting and evaluations, and (vii) provides accounting, treasury and finance functions (including cash collections and disbursements on behalf of the Company). As remuneration for its services, MMI receives a fixed management fee (payable monthly in advance) ranging from $350 to $600 per day per vessel. The Company treats the management fee paid to MMI as an operating expense.

Under commercial management services, MMI, on behalf of the Vessel Owning Subsidiaries, primarily maintains and negotiates vessel charters, vessel sale-and-purchase brokering, and places insurance covers for vessels. As remuneration for its services, MMI receives a commission of 1.25% on all gross time charter revenue and 1.75% on all gross spot charter revenue earned by each vessel managed, 1% on the gross sale or purchase price of a vessel for brokerage services, and 2% of all insurance covers placed per vessel managed.

MMI sub-contracts certain of its technical and commercial management services to Millenium Maritime Services Ltd. and Millenium Maritime Services, Inc.

GENERAL AND ADMINISTRATIVE

These expenses totalled $1,028,518 for the three-month period ended September 30, 2000 compared to $199,501 in the same period ended September 30, 1999. A portion of this increase is attributable to costs associated with the settlement of the legal proceedings described herein. Other general and administrative expenses for the three-month period ended September 30, 2000 included $383,825 in legal and professional expenses, advisory fees of $75,000 paid to Millenium Advisors, L.L.C., and other expenses of $17,714.

DEPRECIATION AND AMORTIZATION

Total depreciation for the three-month period ended September 30, 2000 was $1,331,424 compared to $1,583,764 for the same period ended September 30, 1999. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of two and a half years (30 months). During the three-month period ended September 30, 2000, new deferred charges for dry-docking and special surveys related expenses amounted to $156,589 which included $110,529 for the Millenium Amanda and $46,060 for the Millenium Leader. For the period ended September 30, 2000, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $300,847. For the comparable period ended September 30, 1999, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $221,235.

Included in amortization in the the statement of operations for the three-month period ended September 30, 1999, is $116,422 of amortization of goodwill. In December 1999, the Company wrote off its entire goodwill balance, resulting in no amortization in 2000.

INTEREST EXPENSE

For the three-month period ended September 30, 2000, the interest expense on the Company's long-term debt was $2,917,690, compared to $2,906,751 in the three-month period ended September 30, 1999. Interest expense in the statement of operations for the quarter ended September 30, 2000 also includes amortization of $136,087 recorded in connection with the bond discount relating to the debt issue, and the amortization of $170,035 recorded in connection with the deferred financing costs incurred relating to the debt issue. Comparable amortization charges recorded in the quarter ended September 30, 1999 were $119,957 and $170,035 respectively. During the three-months ended September 30, 2000, interest earned on cash balances was $51,826 compared to $61,065 in the quarter ended September 30, 1999.

NET LOSS ON DISPOSAL OF VESSEL

During the quarter ended September 30, 2000, a total constructive loss was declared on the Millenium Yama which had suffered engine damage. The full insured value was recovered from the vessel's Hull & Machinery underwriters, and the net event of loss proceeds are $2,826,803 which is in collateral as of September 30, 2000. The disposal of this vessel resulted in a net loss of $253,037.

NET LOSS

Net loss for the three-month period ended September 30, 2000 was $3.2 million compared to $3.8 million in the same three-month period ended September 30, 1999.



RESULTS OF OPERATIONS FOR NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2000 VERSUS SEPTEMBER 30, 1999

NET REVENUE

Net revenue for the nine-month period ended September 30, 2000 was $26.3 million compared to $23.8 million in the 1999 period. This increase was primarily due to larger fleet operating days of 5,413 days during the nine-month period ended September 30, 2000 compared to fleet operating days of 5,036 days during the comparable 1999 period, as the Company's fleet was being expanded during the comparable 1999 period. The Company also witnessed an improvement in charter rates earned by its vessels.
During the nine-month period ended September 30, 2000, 77% of the Company's gross revenues were earned from period time charters compared to 95% in the same 1999 period . The increase in the number of spot voyages performed by the Company's vessels during the nine-month period ended September 30, 2000 resulted in a consequent increase in contribution from freight income. However, due to the steep escalation in bunker fuel prices prevalent during the period, the voyage expenses also increased commensurately.
The fleet averaged an utilization rate of 95.3% during the nine-month period ended September 30, 2000. The loss of revenue-earning days were primarily attributable to the Millenium Yama sustaining a main engine damage which consequently decommissioned the vessel. Additional revenue-earning days were forgone due to dry-dockings of five vessels: the Millenium Leader, the Millenium Dawn, the Clipper Pacific, the Millenium Golden Hind and the Millenium Amanda.

During the nine-months ended September 30, 2000, the number of the Company's vessels in the spot market increased. This was mainly because of the Winter redelivery by Fednav International ("Fednav") of the Laker-type vessels, which are vessels which ply in the Great Lakes trade. As per terms of the charter contract, Fednav redelivers the Laker-type vessels, the Millenium Osprey, Millenium Condor, Millenium Falcon, Millenium Hawk and Millenium Eagle, for three months during the Winter when the Great Lakes freeze. These vessels performed a substantial number of spot market voyages during this period in 2000. Fednav retook delivery of the Laker-type vessels once again in the Spring. The Millenium Harmony, the Millenium Aleksander, the Millenium Elmar, the Millenium Leader, the Millenium Raptor, the Millenium Trader, the Millenium Dawn, the Millenium Express, and the Millenium Amanda continue to be on their period charters which were contracted for in 1999. The Millenium Leader peformed a positioning voyage before the vessel entered dry-dock following which the the vessel reverted to its previously contracted period charter. The period charter for the Millenium Golden Hind ended in June 2000 following which the vessel was drydocked. The vessel then traded on the spot market during the third quarter. The period charters for the Millenium Amethyst ended during the second quarter following which the vessel performed spot voyages.The Clipper Atlantic and Clipper Pacific were mostly in the spot market trades during the entire nine-month period ended September 30, 2000. The Millenium Majestic remained on short-term period charters. The charter for the Millenium Yama ended during the second half of the nine-month period ended September 30, 2000 due to engine damage to the vessel.

VESSEL OPERATING EXPENSES

Vessel operating expenses, excluding management fees and depreciation and amortization were $14.3 million for the nine-month period ended September 30, 2000, compared to $13.1 million in the comparable nine-month period ended September 30, 1999. The nine-month period ended September 30, 2000 consisted of 5,413 ship-operating days compared to 5,036 ship-operating days during the corresponding period a year ago. The average vessel running costs for crewing, insurance, lubricants, repairs and maintenances, registry and survey costs, and vessel communications came to $2,635 per day for the nine-month period ended September 30, 2000 compared to $2,603 per day during the comparable period a year ago.

MANAGEMENT FEES

Management fees incurred to MMI for contracted technical and commercial management services for the nine-month peiod ended September 30, 2000 were $4.0 million, compared to $2.5 million in the corresponding period ended September 30, 1999. For a detailed description of the type of services provided under the management agreement, see the previous discussion section for the three-month period ended September 30, 2000.

GENERAL AND ADMINISTRATIVE

These expenses totalled $1,613,149 for the nine-month period ended September 30, 2000 compared to $497,689 in the same period ended September 30, 1999. A portion of this increase is attributable to costs associated with the settlement of the legal proceedings described herein. Other general and administrative expenses for the nine-month period ended September 30, 2000 included $751,164 in legal and professional fees, advisory fees of $225,000 paid to Millenium Advisors, L.L.C., marketing expenses of $50,725 and other expenses of $36,260.

DEPRECIATION AND AMORTIZATION

Total depreciation for the nine-month period ended September 30, 1999 was $4,052,203 compared to $4,254,960 for the same period ended September 30, 1999. Vessel depreciation is calculated based on the remaining useful life of the vessel, assuming a maximum life of 30 years, net of salvage value.

Deferred vessel costs, including deferred dry-docking expenses, are capitalized and amortized over a period of two and a half years (30 months). During the nine-month period ended September 30, 2000, new deferred costs for dry-docking and special surveys amounted to $1,303,409 which included $308,008 for the Millenium Dawn, $403,559 for the Millenium Leader, $213,193 for the Clipper Pacific, $268,120 for the Millenium Golden Hind, and $110,529 for the Millenium Amanda. For the period ended September 30, 2000, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $767,955. For the comparable period ended September 30, 1999, total amortization of deferred vessel charges, including deferred dry-docking expenses, were $613,763.

Included in amortization in the the statement of operations for the nine-month period ended September 30, 1999, is $349,263 of amortization of goodwill. In December 1999, the Company wrote off its entire goodwill balance, resulting in no amortization in 2000.

INTEREST EXPENSE

For the nine-month period ended September 30, 2000, the interest expense on the Company's long-term debt was $8,741,480, compared to $8,623,111 in the nine-month period ended September 30, 1999. Interest expense in the statement of operations for the nine-month period ended September 30, 2000 also includes amortization of $391,623 recorded in connection with the bond discount relating to the debt issue, and the amortization of $510,105 recorded in connection with the deferred financing costs incurred relating to the debt issue. Comparable amortization charges recorded in the period ended September 30, 1999 were $345,203 and $510,105 respectively. During the nine-month period ended September 30, 2000, interest earned on cash balances was $162,011 compared to $613,144 in the period ended September 30, 1999.

NET LOSS

Net loss for the nine-month period ended September 30, 2000 was $8.1 million compared to $8.5 million in the same nine-month period ended September 30, 1999.

LIQUIDITY AND CAPITAL RESOURCES

The Company is a holding company. As of September 30, 2000, it owns all of the issued and outstanding shares of 19 Vessel Owning Subsidiaries. As of September 30, 2000, the Company's cash position consisted of $0.6 million in unrestricted cash and cash equivalents. Restricted cash includes $1.6 million of proceeds from the sale of the Monica Marissa, $2.8 million of net insurance proceeds from the loss of the Millenium Yama and sundry interest earnings, all of which are in the collateral account. Restricted cash also includes other deposits made toward contingencies and vessel upgrades.

OPERATING ACTIVITIES

Net cash flows used in operations for the nine-month period ended September 30, 2000 were $6.1 million. As is common in the shipping industry, the Company collects its hire for all time charters 15 days in advance. The Company also continues to have well established long-term relationships with many suppliers resulting in the Company receiving favorable credit terms.

INVESTING ACTIVITIES

The nine-month period ended September 30, 2000, saw negligible investing activities.

FINANCING ACTIVITIES

The nine-month period ended September 30, 2000, saw negligible financing activity. Such activity was limited to interest earnings on cash in escrow.

The Company believes that based upon the current level of operation, cash flow from operations, together with other readily available sources of funds, including the balance escrow cash, which was made available to the Company on July 31, 1999, for use as working capital and other corporate purposes, it has adequate liquidity to fund its working capital requirements, meet capital expenditures for repairs and maintenance and make required payments of interest on the Company's debt. The Company continues to review opportunities to expand its fleet and this is dependent on its ability to raise capital through either borrowing activities or from cash generated from operations, or from vessel sale and purchase activities.

FOREIGN EXCHANGE RATE FLUCTUATIONS

All of the Company's revenue, and most of its expenses, are denominated in United States dollars. For the period ended September 30, 2000, approximately 5% of the Company's expenses were denominated in foreign currencies, primarily Greek drachmae. The Company does not hedge its exposure to foreign currency fluctuations.

INFLATION

The Company does not believe that inflation has had a material impact on its operations during the periods presented, although certain of the Company's operating expenses (e.g. crewing, insurance and drydocking costs) are subject to fluctuations as a result of market forces. Inflationary pressures on bunker costs are not expected to have a material effect on the Company's results from operations and cash flows since such costs are paid by the charterers as the majority of the Company's vessels are on period time charters.

                                     PART II

ITEM 1.  LEGAL PROCEEDINGS
-------  -----------------

From time to time the Company has been, and expects to continue to be, subject to legal proceedings and claims in the ordinary course of its business, principally personal injury and property claims. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources.

         On March 28, 2000, an action was brought against the Company by Wayland Investment Fund, LLC ("WIF") in the United States District Court, Southern District of New York. In the First Amended Complaint filed on March 30, 2000, WIF claimed that it is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Notes. The factual basis alleged to underlie the proceeding concerns the calculation of interest due and owing on the 12% First Priority Ship Mortgage Notes. WIF makes three claims in the First Amended
Complaint: the first is for mutual mistake; the second is for breach of contract; and the third is for violations of Section 10(b) of the Exchange Act and Rule 10b-5. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Notes and that damages be paid in the amount of $517,263.16. WIF's second claim for relief is damages in the amount of $74,417,263.15. WIF's third claim for relief is that damages be paid in the amount of $517,263.16. On April 19, 2000, the Company filed a Motion to Dismiss WIF's second claim and answered WIF's first and third claims.

         On or about July 13, 2000, WIF filed a Second Amended Complaint repeating the claims in its First Amended Complaint and adding a fourth claim for common law fraud and a fifth claim for negligent misrepresentation. The Second Amended Complaint changes the allegation concerning WIF's beneficial ownership; the lawsuit now alleges that WIF is a beneficial holder of in excess of 25% of the 12% First Priority Ship Mortgage Exchange Notes. WIF's first claim for relief is that the 12% First Priority Ship Mortgage Exchange Notes be reformed to provide for interest on the principal amount at maturity of the 12% First Priority Ship Mortgage Exchange Notes and that damages be paid in the amount of $605,801.34. WIF's second claim for relief is damages in the amount of $74,505,801.34. WIF's third claim for relief is that damages be paid in the amount of $605,801.34. WIF's fourth claim for relief is that damages be paid in the amount of $605,801.34. WIF's fifth claim for relief is that damages be paid in the amount of $605,801.34. On or about July 27, 2000, the Company made a Motion to Dismiss WIF's third, fourth, and fifth claims for relief and answered WIF's first claim. By agreement of the parties, the Company's Motion to Dismiss the second claim for relief in the First Amended Complaint was treated as a motion to dismiss the second claim for relief in the Second Amended Complaint.

         On or about August 22, 2000, WIF consented to the withdrawal of its fifth claim for relief for negligent misrepresentation and agreed not to seek to replead such claim. On or about August 31, 2000, the Company agreed to withdraw without prejudice that portion of its Motion to Dismiss the third and fourth claims for relief in the Second Amended Complaint. By decision dated September 7, 2000, the Court granted the Company's Motion to Dismiss the second claim for relief in the Second Amended Complaint for breach of contract.

On November 13, 2000, the Company and WIF entered into a settlement agreement and a stipulation dismissing all of the claims in the action in their entirety, without prejudice.


ITEM 2.  CHANGES IN SECURITIES
-------  ---------------------

         None.

ITEM 3.  DEFAULTS UPON SENIOR SECURITIES
-------  -------------------------------

         None.

ITEM 4.  SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS
-------  ---------------------------------------------------

         None.

ITEM 5.  OTHER INFORMATION
-------  -----------------

         None.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 6-K
-------  --------------------------------

                  a.       Exhibits
                           None

                  b.       Reports on Form 6-K
                           None

SIGNATURES
----------

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                           MILLENIUM SEACARRIERS, INC.

                           By: /s/ Vassilios M. Livanos
                           Name: Vassilios M. Livanos
                           Title:  Chairman

Dated:    November 15, 2000